

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 8, 2010

<u>via U.S. mail and facsimile</u>

Mr. Wayne A. Doss, President, CEO and CFO
BookMerge Technologies, Inc.
1350 W. Horizon Ridge Drive, Suite 1922
Henderson, NV 89014

> **RE:** **BookMerge Technologies, Inc.**
> **Form 8-K Item 4.01**
> **Filed October 12, 2010**
> **Form 8-K/A Item 4/01**
> **Filed November 5, 2010**
> **File No. 333-152837**

Dear Mr. Doss:

     We have completed our review of your filing and amendment and have no further comments at this time.

                           Sincerely,

                           Jenn Do
                           Staff Accountant